[redacted]

12012857

SECU SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. Jefferson Street Ste. 102
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Michael Tuohey (309) 820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

202 N. Center Street	Bloomington	IL	61701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Michael Tuohey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
KENDRA GRAY
MY COMMISSION EXPIRES AUGUST 28, 2015

J. Michael Tuohey
Signature

CFO / FINOP
Title

Kendra Gray
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash	$	835,333
Commission and related receivable		833,983
Investments		107,404
Prepaid expenses		148,387
Notes receivable - related parties		52,837
FMIS Receivable		10,023
Due from parent (TIC)		18,154
Security deposit with clearing house		63,791
Income tax receivable		290,184
Property and equipment, net of accumulated depreciation and amortization of $22,594		29,355
	$	2,389,451

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	63,894
Accrued liabilities		191,105
Commissions payable		548,341
Regulatory obligation		103,863
Due to FMIS		1,694
	$	908,897

STOCKHOLDERS' EQUITY

Common stock, no par value; authorized 15,000 shares; 12,073 issued and outstanding	$	229,435
Paid in capital		765,764
Retained earnings		485,355
	$	1,480,554
	$	2,389,451

See Notes to Financial Statements.